OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SHUTTERFLY, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
82568P304
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82568P304	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Jeffrey T. Housenbold

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		1,288,146 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,288,146 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,288,146 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 1,288,146 shares beneficially owned pursuant to stock option exercisable within 60 days of December 31, 2006, of which 747,445 shares, upon exercise, are subject to a right of repurchase by Shutterfly, Inc., which right lapses over time.
(2) Based on 23,735,106 shares of the Common Stock of Shutterfly, Inc. issued and outstanding as of December 31, 2006.

CUSIP No.	82568P304	Page	3	of	4

Item 1(a)	Name of Issuer:

Shutterfly, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2800 Bridge Parkway, Suite 101, Redwood City, CA 94065

Item 2(a)	Name of Person Filing:

Jeffrey T. Housenbold

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o Shutterfly, Inc. 2800 Bridge Parkway, Suite 101, Redwood City, CA 94065

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

82568P304

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 1,288,146 (1)

(b)	Percent of Class: 5.1% (2)

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 1,288,146 (1)

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,288,146 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No.	82568P304	Page	4	of	4

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007	Jeffrey T. Housenbold

/s/ Jeffrey T. Housenbold